SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K


(Mark One)

            [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ________________________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        1ST SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        1ST SOURCE CORPORATION
                                        EMPLOYEES' PROFIT SHARING PLAN AND TRUST

                                        By the Plan Administrator:
                                        1ST SOURCE CORPORATION


Date:  June 27, 2003                    /s/ Dan L. Craft
                                        ----------------------------------------
                                        Dan L. Craft, Senior Vice President

                       Financial Statements and Schedules

         1st Source Corporation Employees' Profit Sharing Plan and Trust

          December 31, 2002 and 2001, and year ended December 31, 2002

                             1st Source Corporation

                    Employees' Profit Sharing Plan and Trust

                        As of December 31, 2002 and 2001,
                    and for the year ended December 31, 2002




                                    CONTENTS

Report of Independent Accountants .............................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Schedule of Assets Held for Investment Purposes at End of Year................10

Exhibits

Consent of Independent Auditors.....................................Exhibit 23.1
Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002..........................................Exhibit 99.1
Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002..........................................Exhibit 99.2

                        Report of Independent Accountants


Human Resources Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employees' Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                            s/ Ernst & Young LLP
                                                            --------------------

Columbus, Ohio
June 23, 2003

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                               December 31,
                                                          2002             2001
                                                     ---------------------------

Assets
Cash and cash equivalents                            $   174,671     $   160,558

Investments at fair value:
    Mutual funds                                      27,138,293      27,283,341
    1st Source Corporation common stock               21,043,291      25,879,509
    1st Source Bank common trust fund                  1,724,916       1,287,908
    Participant notes receivable                         718,204         589,019
                                                     -----------     -----------
      Total investments                               50,624,704      55,039,777

Employer contributions receivable                      1,697,799       1,875,611
Accrued investment income                                 18,895          49,506
                                                     -----------     -----------

Net assets available for benefits                    $52,516,069     $57,125,452
                                                     ===========     ===========







See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002



Additions

    Investment income:
      Interest                                                     $     65,416
      Dividends                                                       1,563,892
                                                                   ------------
                                                                      1,629,308
    Contributions:
      Employer                                                        1,698,825
      Employees                                                       3,219,137
                                                                   ------------
                                                                      4,917,962
                                                                   ------------
Total additions                                                       6,547,270

Deductions

    Benefits paid to participants                                     2,704,087
    Net realized and unrealized depreciation
      in fair value of investments:                                   8,452,566
                                                                   -------------

Total deductions                                                     11,156,653
                                                                   ------------

Net decrease                                                         (4,609,383)

Net assets available for benefits:
    Beginning of year                                                57,125,452
                                                                   ------------

    End of year                                                    $ 52,516,069
                                                                   ============


See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2002

1. DESCRIPTION OF THE PLAN

GENERAL

The 1st Source Corporation Employees' Profit Sharing Plan and Trust (the "Plan") is a defined contribution plan covering substantially all employees of 1st Source Corporation and its subsidiaries, with the exception of Trustcorp Mortgage Company, ("1st Source") who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS AND VESTING

Effective July 1, 2002, participants are permitted to designate up to 25% of their annual pre-tax compensation as a salary reduction contribution to the Plan (prior to that date participants were permitted to designate up to 15%). Provided net profits or retained earnings are sufficient, 1st Source will match employee salary reduction contributions one hundred percent (100%) for the first four percent (4%) of compensation that is deferred and fifty percent (50%) of any additional contributions up to six percent (6%) of compensation that is deferred. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock. 1st Source matching contributions are invested directly in the 1st Source Stock Fund.

In addition, the Board of Directors of 1st Source Corporation may authorize a contribution from consolidated net profits or retained earnings in excess of the minimum 401(k) matching contributions required by the Plan. This discretionary profit sharing contribution is made to the Profit Sharing Regular Account of the Plan. The Profit Sharing Regular Account is invested in a diversified portfolio of investments as directed by 1st Source. There was no discretionary match for 2002.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, both the match of the employee salary reduction contributions and the discretionary profit sharing contribution is based on years of credited service. A participant is one hundred percent (100%) vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS AND VESTING (CONTINUED)

Each participant's account is credited with the participant's contribution and an allocation of (a) 1st Source's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

PARTICIPANT LOANS

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above 1st Source Bank's (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence in which case the repayment term may exceed five years.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2002 and 2001, $985,882 and $2,478,874, respectively, of the net assets available for benefits at the end of the year has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

PLAN TERMINATION

Although it has not expressed any intention to do so, 1st Source Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. Copies are available from the 1st Source Corporation Human Resources Division.

        1st Source Corporation Employees' Profit Sharing Plan and Trust

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of closing bid prices for the five consecutive trading days (on which such stock was traded) immediately preceding and including the relevant valuation date; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the plan year. Loans to participants and short-term temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

All short-term investments with a maturity of less than 90 days are deemed to be cash equivalents.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

        1st Source Corporation Employees' Profit Sharing Plan and Trust

3. INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in value by $8,452,566, including net realized losses of $271,394 as follows:

                                                                2002
                                                     -------------------------
                                                          NET APPRECIATION
                                                       (DEPRECIATION) IN FAIR
                                                       VALUE DURING THE YEAR
                                                     -------------------------

   1st Source Corporation common stock                       $ (5,556,647)
   Mutual funds                                                (2,969,642)
   1st Source Bank common trust funds                              73,723
                                                     -------------------------
                                                              $(8,452,566)
                                                     =========================

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                           DECEMBER 31,
                                                                      2002             2001
                                                                ---------------- ---------------
   1st Source Corporation common stock                            $21,043,291      $25,879,509
   1st Source Monogram Income Fund                                  8,180,916        8,313,740
   1st Source Monogram Diversified Equity Fund                      4,775,285        5,228,956
   1st Source Monogram Income Equity Fund                           5,110,932        5,584,954
   1st Source Monogram Special Equity Fund                          4,399,277        3,951,509
   Morgan Stanley Institutional International Equity Fund           3,177,015        3,211,515


        1st Source Corporation Employees' Profit Sharing Plan and Trust

4. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:


                                                                           DECEMBER 31,
                                                                      2002             2001
                                                                ---------------- ---------------
NET ASSETS
   Cash & Cash Equivalents                                        $    85,303      $   152,835
   1st Source Corporation Common Stock                             17,512,296       21,047,718
   1st Source Corporation Mutual Funds                              7,920,207        7,875,913
   1st Source Bank Employee Benefit Guaranteed Income Fund            518,822          494,830
                                                                  -----------      -----------

TOTAL NET ASSETS                                                  $26,036,628      $29,571,296
                                                                  ===========      ===========

                                                           YEAR ENDED
                                                       DECEMBER 31, 2002
                                                   ---------------------------
CHANGES IN NET ASSETS
   Contributions                                          $ 2,083,824
   Investment income                                          754,120
   Net realized/unrealized depreciation                    (4,894,846)
   Benefits paid to participants                           (1,477,766)
                                                   ---------------------------

Total changes in net assets:                             $ (3,534,668)
                                                   ===========================

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held the following party-in-interest investments at fair value at December 31:

                                                                      2002              2001
                                                                ---------------- ---------------
1st Source Corporation Common Stock                               $21,043,291      $25,879,509
1st Source Monogram Income Fund                                     8,180,916        8,313,740
1st Source Monogram Income Equity Fund                              5,110,932        5,584,954
1st Source Monogram Diversified Equity Fund                         4,775,285        5,228,956
1st Source Monogram Special Equity Fund                             4,399,277        3,951,509
1st Source Bank Employee Benefit Guaranteed Income Fund             1,724,916        1,287,908

        1st Source Corporation Employees' Profit Sharing Plan and Trust

5. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. PLAN MERGER

As of December 31, 2002 the 1st Source Corporation Money Purchase Pension Plan was merged into the Plan. The resulting plan, titled 1st Source Employees' Profit Sharing Plan and Trust, is covered by the determination letter dated April 23, 2003.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                    Schedule H, Line 4i - Schedule of Assets
                  Held for Investment Purposes at End of Year

                                December 31, 2002

                                                       EIN:           35-1068133
                                                       Plan Number:   003


                  Identity of Issue,
                   Borrower, Lessor
                   or Similar Party                  Description of Investment      Cost        Fair Value
   ----------------------------------------------------------------------------------------------------------

   Common Stock:
*   1st Source Corporation                                 1,230,314 shares      $ 14,501,176   $ 21,043,291
                                                                                 ---------------------------
                                                                                   14,501,176     21,043,291
   Mutual Funds:
    American Century Benham Equity Fund                      117,133 units          1,112,498      1,137,366
    Federated Money Market Fund                              357,502 units            357,502        357,502
    Morgan Stanley Institutional International
        Equity Fund                                          218,502 units          3,879,745      3,177,015
*   1st Source Monogram Income Fund                          785,116 units          7,886,773      8,180,916
*   1st Source Monogram Income Equity Fund                   537,427 units          5,697,688      5,110,932
*   1st Source Monogram Diversified Equity Fund              845,183 units          7,304,628      4,775,285
*   1st Source Monogram Special Equity Fund                  537,809 units          5,327,494      4,399,277
                                                                                 ---------------------------
                                                                                   31,566,328     27,138,293

   Common Trust Funds:
*   1st Source Bank Employee Benefit Guaranteed
       Income Fund                                            73,813 units          1,352,000      1,724,916
                                                                                 ---------------------------
                                                                                    1,352,000      1,724,916


   Loans to Participants                             $718,204 principal amount,
                                                       interest rates ranging
                                                           6.25% - 11.75%,
                                                        maturities through 2017             -        718,204
                                                                                 ---------------------------
                                                                                            -        718,204

                                                                                 $ 47,419,504   $ 50,624,704
                                                                                 ===========================


*  Indicates party-in-interest to the Plan.